

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 19, 2013

<u>Via U.S. Mail</u>
Mr. Gordon Drucker
President
Percipience Global Corporation
7 Gale Drive
Valley Stream, NY 11581

> **Re: Percipience Global Corporation**
> **Current Report on Form 8-K**
> **Filed May 24, 2013**
> **File No. 0-54833**

Dear Mr. Drucker:

We have reviewed your filing and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the Form 8-K filed on May 24, 2013 in which you disclose that you completed a change in control transaction on May 7, 2013. It is unclear, however, whether the transaction resulted in the acquisition of an operating business, which would have triggered among other things the disclosure requirements of Items 5.06 and 9.01 of Form 8-K. <u>See</u> Section II.D.3 of Release No. 33-8587. With a view towards disclosure, provide us a materially complete description of all aspects of the change in control transaction, including the identity of the person or persons who acquired control, and a detailed legal analysis of why the transaction would not qualify as a reverse acquisition for purposes of the disclosure requirements of Form 8-K. Additionally, if the parties entered into a written agreement in connection with the change in control transaction, amend the Form 8-K to include Item 1.01 disclosure, and

file the agreement as an exhibit to the Form 8-K. We may have additional comments after reviewing your response.

Facing Page

2. Please ensure to include your telephone number if you amend the Form 8-K. Please comply with this comment also with respect to future filings of Form 8-K.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may direct questions on accounting comments to Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at 202-551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369.

                                        Very truly yours,

                                        /s/ Era Anagnosti

                                        for Pamela A. Long
                                        Assistant Director